Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

For Immediate Release

Mazor Robotics Receives Order for 100th Renaissance System Globally

- Represents Fourth System Sale to Date in the Fourth Quarter

- Reaffirms Expectation for Stronger Second Half 2015 System Sales vs. First Half System Sales

CAESAREA, Israel – December 17, 2015 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative guidance systems and complementary products, announced today that it received the 100th order for the Renaissance system.  The 100th system was purchased by UConn Health, located in Farmington, CT and installed at its John Dempsey Hospital This represents the fourth Renaissance system sale to date in the fourth quarter ending December 31, 2015.  The third system sold in the quarter (99th globally) was installed at a pediatric hospital in Texas.

“As we approach the end of the year we continue to see momentum in demand for our Renaissance system,” commented Ori Hadomi, Chief Executive Officer.  “With four systems sold to date during the current quarter, and based on the activity and engagement we are currently experiencing, we reaffirm our confidence that Mazor will sell more Renaissance systems in the second half of 2015 as compared to the first half of the year.”

The Company will announce the total number of system orders for the fourth quarter ending December 31, 2015 following the end of the quarter.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements that the Company is confident it will sell more Renaissance systems in the second half of 2015 as compared to the first half of 2015, , and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 29, 2015 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 415.652.9100

David Schemelia – Media
dave@evcgroup.com
646.201.5431